                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

         Rule 13e-3 Transaction Statement under Section 13(e) of the
                            Securities Act of 1934

                                Amendment No. 2

                       Sunburst Hospitality Corporation
                               (Name of Issuer)

                       Sunburst Hospitality Corporation
                                Barbara Bainum
                                 Bruce Bainum
                              Stewart Bainum, Jr.
                                Stewart Bainum
                             James A. MacCutcheon
                           Nova Finance Company LLC
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 per share
                        (Title of Class of Securities)

                                  866948-10-2
                     (CUSIP Number of Class of Securities)
________________________________________________________________________________
                             James A. MacCutcheon
                       Sunburst Hospitality Corporation
                              10770 Columbia Pike
                           Silver Spring, MD  20901
                                (301) 592-3800

                                With copies to:

     Richard W. Cass, Esq.                         W. Leslie Duffy, Esq.
     Roger J. Patterson, Esq.                      Richard E. Farley, Esq.
     Wilmer, Cutler & Pickering                    Cahill Gordon & Reindel
     2445 M Street, N.W.                           80 Pine Street
     Washington, D.C. 20037                        New York, NY  10005
     (202) 663-6000                                (212) 701-3000
________________________________________________________________________________

 (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

    This statement is filed in connection with (check the appropriate box):

  a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S) 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

  b. [ ] The filing of a registration statement under the Securities Act of 1933.

  c.  [ ]  A tender offer.

  d.  [ ]  None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

  Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction valuation*                     Amount of filing fee
--------------------------------------------------------------------------------
           $66,697,833.25                              $13,339.57

--------------------------------------------------------------------------------

* Based on the dollar amount to be paid to stockholders for shares and options in the Recapitalization Agreement described herein.

  [X] Check the box if any part of the fee is offset as provided by (S) 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:          $13,339.57
                         -----------------------------------
  Form or Registration No.:        Form 14A
                            --------------------------------
  Filing Party:      Sunburst Hospitality Corporation
                --------------------------------------------
  Date Filed:                   October 6, 2000
              ----------------------------------------------

                                  INTRODUCTION

  This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Sunburst Hospitality Corporation, a Delaware corporation ("Sunburst"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Barbara Bainum, Bruce Bainum, Stewart Bainum, Jr., Stewart Bainum, James A. MacCutcheon and Nova Finance Company LLC, a Delaware limited liability company. Pursuant to a Recapitalization Agreement, dated as of September 20, 2000, Nova Finance Company LLC ("Nova") will merge into Sunburst. Nova was organized at the direction of Stewart Bainum, Jr. and James A. MacCutcheon for the purpose of facilitating the recapitalization. Accordingly, it does not have and is not expected to have any business activities, assets or liabilities, other than those arising under the Recapitalization Agreement. The other filing persons are affiliates of Sunburst who will be stockholders of Sunburst following the recapitalization.

  In the recapitalization, each issued and outstanding share of Sunburst common stock, other than shares held by the continuing stockholders identified in the Recapitalization Agreement or held by dissenting stockholders, will be converted into the right to receive $7.375 in cash. Each share of Sunburst common stock held by Sunburst as treasury shares or by any subsidiary of Sunburst will be canceled and retired. Shares held by dissenting stockholders will be subject to appraisal in accordance with the General Corporation Law of the State of Delaware.

  Concurrently with the filing of this Schedule 13E-3, Sunburst is filing a preliminary proxy statement pursuant to which the stockholders of Sunburst will be given notice of the recapitalization. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto.

Item 1.   Summary Term Sheet.

               The information contained in the sections entitled "Summary Term Sheet" and "Questions and Answers about the Transaction" of the proxy statement is incorporated herein by reference.


Item 2.   Subject Company Information.

(a) NAME AND ADDRESS. The information contained in the section entitled "Introduction" in the proxy statement is incorporated herein by reference.

(b) SECURITIES. The information contained in the section entitled "Information About the Special Meeting -- Vote Required for Approval" in the proxy statement is incorporated herein by reference.

(c) TRADING MARKET AND PRICE. The information contained in the section entitled "Market for Sunburst's Common Equity and Related Stockholder Matters--Common Stock Market Price Information" in the proxy statement is incorporated herein by reference.

(d) DIVIDENDS. The information contained in the section entitled "Market for Sunburst's Common Equity and Related Stockholder Matters--Dividend Information" in the proxy statement is incorporated herein by reference.

(e)            PRIOR PUBLIC OFFERINGS.  None.

(f) PRIOR STOCK PURCHASES. The information contained in the section entitled "Market for Sunburst's Common Equity and Related Stockholder Matters -- Common Stock Purchase Information" of the proxy statement is incorporated herein by reference.


Item 3.   Identity and Background of Filing Person.

(a) NAME AND ADDRESS. The following sets forth the name of each of the filing persons. Except as noted below, the address and telephone number of each person is 10770 Columbia Pike, Silver Spring, MD 20901, (301) 592-3800.

               1.  Sunburst Hospitality Corporation

               2.  Nova Finance Company LLC
                   7361 Calhoun Place, Suite 300
                   Rockville, MD  20855
                   (301) 592-3803

               3.  Barbara Bainum

               4.  Bruce Bainum

               5.  Stewart Bainum

               6.  Stewart Bainum, Jr.
                   7361 Calhoun Place, Suite 300
                   Rockville, MD  20855
                   (301) 592-3803

               7.  James A. MacCutcheon

               The executive officers and directors of Sunburst Hospitality Corporation are identified in the section entitled "Directors and Executive Officers" in the proxy statement. Their business address is 10770 Columbia Pike, Silver Spring, MD 20901,
               (301) 952-3800.

               The only members of Nova Finance Company LLC are Stewart Bainum, Jr. and James A. MacCutcheon.

(b) BUSINESS AND BACKGROUND OF ENTITIES. The information contained in the section entitled "Introduction" in the proxy statement is incorporated herein by reference. Neither Nova nor Sunburst has been convicted in a criminal proceeding during the past five years nor been a party to any judicial or administrative proceeding, regarding securities during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation of state securities laws.

(c) BUSINESS AND BACKGROUND OF NATURAL PERSONS. Barbara Bainum is employed by Commonweal Foundation which is located at 10770 Columbia Pike, Suite 100, Silver Spring, MD 20901. Ms. Bainum has been president and director of the Commonweal Foundation since December 1990 and December 1994, respectively. Ms. Bainum is a U.S. citizen.

               Bruce Bainum is employed as a professor of psychology. His business address is 10770 Columbia Pike, Suite 100, Silver Spring, MD 20901. Professor Bainum has been professor of psychology at Pacific Union College since 1988. Mr. Bainum is a U.S. citizen.

               Stewart Bainum, Jr. is employed by Sunburst and Choice Hotels International, Inc. His business address is: 7361 Calhoun Place, Suite 300, Rockville, MD 20855. His employment history for the past five years is found in the section entitled "Directors and Executive Officers" in the proxy statement, which is incorporated herein by reference. Mr. Bainum is a U.S. citizen.

               Stewart Bainum is employed by Realty Investment Company, Inc. His business address is: 10770 Columbia Pike, Suite 100, Silver Spring, MD 20901. Mr. Bainum has been chairman of the board of Realty Investment Company since 1965. Mr. Bainum is a U.S. citizen.

               James A. MacCutcheon is employed by Sunburst. His business address is: 10770 Columbia Pike, Silver Spring, MD 20901. His employment history information is contained in the section entitled "Directors and Executive Officers--Executive Officers of Sunburst" of the proxy statement, which is incorporated herein by reference. Mr. MacCutcheon is a U.S. citizen.

               None of the foregoing persons has been convicted in any criminal proceeding during the past five years, nor has he or she been party to any judicial or administrative proceeding during the past five years.


Item 4.   Terms of the Transaction.

(a) (1)        TENDER OFFERS.  Not applicable.

(a) (2) (i)    TRANSACTION DESCRIPTION. The information contained in the
               sections entitled "Questions and Answers about the Transaction,"
               "Summary Term Sheet" and "The Recapitalization and Related
               Agreements" in the proxy statement is incorporated herein by reference.

(a) (2) (ii)   CONSIDERATION.  The information contained in the section entitled
               "Questions and Answers
               about the Transaction," "Summary Term Sheet" and "The
               Recapitalization and Related Agreements--The Recapitalization
               Agreement" in the proxy statement is incorporated herein by reference.

(a) (2) (iii)  REASONS FOR TRANSACTION. The information contained in the sections entitled "Special Factors--Background of the Transaction," "Special Factors--Sunburst's Purpose for the Recapitalization" and "Special Factors--Reasons for Recapitalization" in the proxy statement is incorporated herein by reference.

(a) (2) (iv)   VOTE REQUIRED FOR APPROVAL.  The information contained in the section entitled "Information about the Special Meeting--Vote
               Required for Approval" in the proxy statement is incorporated herein by reference.

(a) (2) (v)    DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS.  Not applicable.

(a) (2) (vi)   ACCOUNTING TREATMENT.  The information contained in the section entitled "Special Factors--Accounting Treatment" in the proxy statement is incorporated herein by reference.

(a) (2) (vii)  INCOME TAX CONSEQUENCES.  The information contained in the section entitled "Special Factors--Material Federal Income Tax Consequences of the Recapitalization" in the proxy statement is incorporated herein by reference.

(c) DIFFERENT TERMS. The information contained in the sections entitled "Special Factors--Certain Effects of the Recapitalization," "The Recapitalization and Related Agreements-- The Recapitalization Agreement--Consideration in the Recapitalization," "The Recapitalization and Related Agreements-- Exchange and Voting Agreement," "Special Factors--Arrangements with Continuing Stockholders" and "Special Factors--Conflicts of Interest of Certain Persons in the Recapitalization" in the proxy statement is incorporated herein by reference.

(d) APPRAISAL RIGHTS. The information contained in the sections entitled "The Recapitalization and Related Agreements--The Recapitalization Agreement--Appraisal Rights" and "Appraisal Rights" in the proxy statement is incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information contained in the sections entitled "Special Factors--Background of the Transaction" and "Special Factors--Opinion of the Special Committee's Financial Advisor" in the proxy statement is incorporated herein by reference.

(f)            ELIGIBILITY FOR LISTING OR TRADING.  Not applicable.


Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a) TRANSACTIONS. The information contained in the sections entitled "Market for Sunburst's Common Equity and Related Stockholder Matters--Common Stock Purchase Information" and "Certain Relationships and Related Transactions" in the proxy statement is incorporated herein by reference.

(b)-(c) SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "Special Factors-- Background of the Transaction" and "Certain Relationships and Related Transactions" in the proxy statement is incorporated herein by reference.

(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information contained in the sections entitled "Special Factors-- Background of the Transaction,"

               "Special Factors--Plans for Sunburst After the Recapitalization," "Certain Relationships and Related Transactions," "Special Factors--Arrangements with Continuing Stockholders," "The Recapitalization and Related Agreements--Exchange and Voting Agreement" and "Special Factors--Conflicts of Interest of Certain Persons in the Recapitalization" in the proxy statement is incorporated herein by reference.


Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) USE OF SECURITIES ACQUIRED. The information contained in the section entitled "Special Factors--Effects of the Recapitalization" in the proxy statement is incorporated herein by reference.

(c) PLANS. The information contained in the sections entitled "Special Factors--Effects of the Recapitalization," "Special Factors--Plans for Sunburst after the Recapitalization," "Special Factors--Arrangements with Continuing Stockholders," "Special Factors--Financing of the Recapitalization," "The Recapitalization and Related Agreements--Exchange and Voting Agreement" and "Market for Sunburst's Common Equity and Related Stockholder Matters--Dividend Information" in the proxy statement is incorporated herein by reference.


Item 7.   Purposes, Alternatives, Reasons and Effects.

(a), (c) PURPOSES; REASONS. The information contained in the sections entitled "Introduction," "Special Factors--Background of the Transaction," "Special Factors--Sunburst's Purpose for the Transaction," "Special Factors--Reasons for the Recapitalization," "Special Factors--Nova's Purpose and Reasons for the Recapitalization" and "Special Factors--Position of Nova and the Continuing Stockholders" in the proxy statement is incorporated herein by reference.

(b) ALTERNATIVES. The information contained in the sections entitled "Special Factors--Background of the Transaction" and "Special Factors--Alternatives to the Recapitalization" in the proxy statement is incorporated herein by reference.

(d) EFFECTS. The information contained in the sections entitled "Summary Term Sheet," "Questions and Answers about the Transaction," "Introduction," "Special Factors--Effects of the Recapitalization," "Special Factors--Plans for Sunburst After the Recapitalization," "Special Factors--Arrangements with Continuing Stockholders," "Special Factors--Material Federal Income Tax Consequences of the Recapitalization" and "The Recapitalization and Related Agreements--The Recapitalization Agreement" in the proxy statement is incorporated herein by reference.


Item 8.   Fairness of the Transaction.

(a), (b) FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "Special Factors-- Background of the Transaction," "Special Factors--Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization," "Special Factors--Opinion of the Special Committee's Financial Advisor" and "Special Factors--Position of Nova and the Continuing Stockholders" in the proxy statement is incorporated herein by reference.

(c) APPROVAL OF SECURITY HOLDERS. The information contained in the section entitled "Information about the Special Meeting--Vote Required for Approval" and "Special Factors--

               Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization" in the proxy statement is incorporated herein by reference.

(d) UNAFFILIATED REPRESENTATIVE. The information contained in the sections entitled "Special Factors--Background of the Transaction," "Special Factors--Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization" and "Special Factors--Opinion of the Special Committee's Financial Advisor" in the proxy statement is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information contained in the sections entitled "Special Factors--Background of the Transaction" and "Special Factors--Recommendation of the Special Committee and Board of Directors; Fairness of the Recapitalization" in the proxy statement is incorporated herein by reference.

(f) OTHER OFFERS. The information contained in the section entitled "Special Factors--Background of the Transaction" in the proxy statement is incorporated herein by reference.


Item 9.   Reports, Opinions, Appraisals and Negotiations.

(a) - (c)      REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE
               REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "Special Factors--Background of the Transaction," "Special Factors--Opinion of the Special
               Committee's Financial Advisor" and "Annex C--Opinion of Salomon
               Smith Barney" in the proxy statement is incorporated herein by reference.


Item 10.  Source and Amounts of Funds or Other Consideration.

(a), (b), (d)  SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS.  The information contained in the section entitled "Special Factors--Financing of the Recapitalization" and "Certain Relationships and Related Transactions" in the proxy statement is incorporated herein by reference.

(c) EXPENSES. The information contained in the section entitled "Special Factors--Expenses of the Recapitalization" in the proxy statement is incorporated herein by reference.


Item 11.  Interest in Securities of the Subject Company.

(a) SECURITIES OWNERSHIP. The information contained in the sections entitled "Beneficial Ownership of Sunburst Common Stock" and "The Recapitalization and Related Agreements--Exchange and Voting Agreement" in the proxy statement is incorporated herein by reference.

(b) SECURITIES TRANSACTIONS. The information contained in the sections entitled "Market for Sunburst's Common Equity and Related Stockholder Matters--Common Stock Purchase Information" in the proxy statement is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the sections entitled "Information About the Special Meeting--Vote Required for Approval," "Special Factors--Background of the Transaction," "Special Factors-- Arrangements with Continuing Stockholders" and "The Recapitalization Agreement and Related Agreements--Exchange and Voting Agreement" in the proxy statement is incorporated herein by reference.

(e) RECOMMENDATIONS TO OTHERS. The information contained in the section entitled "Special Factors--Recommendations of the Special Committee and Board of Directors; Fairness of the Recapitalization" in the proxy statement is incorporated herein by reference.



Item 13.  Financial Statements.


(a) FINANCIAL INFORMATION. The information contained in the sections entitled "Summarized Financial Data for Sunburst,"
               "Annex D--Sunburst's Form 10-K for the Fiscal Year Ended
               December 31, 1999" and "Annex E--Sunburst's Form 10-Q for the Quarter Ended June 30, 2000" in the proxy statement is incorporated herein by reference.

(b)            PRO FORMA INFORMATION.  Not applicable.

(c) SUMMARY INFORMATION. The information contained in the section entitled "Summarized Financial Data for Sunburst" in the proxy statement is incorporated herein by reference.


Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(a), (b) SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "Questions and Answers about the Transaction," "Information about the Special Meeting--This Proxy Solicitation," "Special Factors--Background of the Transaction" and "Special Factors--Expenses of the Recapitalization" in the proxy statement is incorporated herein by reference.


Item 15.  Additional Information.

(b) OTHER MATERIAL INFORMATION. The information contained in the section entitled "Special Factors--Litigation" in the proxy statement is incorporated herein by reference. As a result of the proposed recapitalization, Sunburst, its directors, and certain past and present officers have been named as defendants in the following lawsuits:

               -Audrey Goldberg v. Stewart Bainum, Jr., et al., Delaware Chancery Court, New Castle County C.A. No. 18356NC; filed September 26, 2000.

               -Jerry Krim v. Sunburst Hospitality Corporation, et al., Delaware Chancery Court, New Castle County C.A. No. 18354NC; filed September 22, 2000.

               -J.B. McBride v. Stewart Bainum, Jr., et al., Delaware Chancery Court, New Castle County C.A. No. 18343NC; filed September 21, 2000.

               -Robert Frost v. Christine A. Shreve, et al., Delaware Chancery Court, New Castle County

               C.A. No. 18349; filed September 21, 2000.

               -Filippo Teresi v. Stewart Bainum, Jr., et al., Delaware Chancery Court, New Castle County C.A. No. 18344NC; filed September 21, 2000.


Item 16.  Exhibits

               The Exhibit Index is incorporated by reference.

                                  SIGNATURES

  After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       SUNBURST HOSPITALITY CORP.


                                       By: /s/ Douglas H. Verner
                                          --------------------------------------
                                          Name:   Douglas H. Verner
                                          Title:  Secretary and General Counsel


                                       NOVA FINANCE COMPANY, LLC


                                       By: /s/ James A. MacCutcheon
                                          --------------------------------------
                                          Name:   James A. MacCutcheon
                                          Title:  Member


                                                         Date
                                                         ----

        *                                                November 9, 2000
------------------------------------------
  Barbara Bainum


        *                                                November 9, 2000
------------------------------------------
  Bruce Bainum


        *                                                November 9, 2000
------------------------------------------
  Stewart Bainum, Jr.


        *                                                November 9, 2000
------------------------------------------
  Stewart Bainum


/s/ James A. MacCutcheon                                 November 9, 2000
------------------------------------------
  James A. MacCutcheon


By: /s/ James A. MacCutcheon
   ---------------------------------------
    JAMES A. MACCUTCHEON
    ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 9, 2000 (incorporated herein by reference to the proxy statement).

(b)(1) Commitment Letter from The Chase Manhattan Bank to Nova Finance Company LLC, regarding the Senior Secured Credit Facilities, dated as of September 20, 2000.*

(b)(2) Side Letter from The Chase Manhattan Bank to Stewart Bainum, Jr., dated as of September 20, 2000.*

(b)(3) Side Letter regarding Indemnification from The Chase Manhattan Bank to Nova Finance Company LLC, dated as of September 20, 2000.*

(b)(4) Side Letter from Stewart Bainum, Jr. to Sunburst regarding Payment of Recapitalization Agreement Expenses, dated as of September 20,
         2000.*

(c)(1) Opinion of Salomon Smith Barney Inc. (incorporated herein by reference to Annex C of the proxy statement).

(c)(2) Presentation Materials, dated September 20, 2000, of Salomon Smith Barney Inc.*

(d)(1) Recapitalization Agreement, dated September 20, 2000, by and between Sunburst and Nova (incorporated herein by reference to Annex A of the proxy statement).

(d)(2) Exchange and Voting Agreement, dated as of September 18, 2000, by and between the Continuing Stockholders of Sunburst and Nova.*

(d)(3) Heads of Agreement, dated as of September 20, 2000, by and between Choice and Sunburst.*

(d)(4) Rights Agreement (incorporated by reference to Sunburst's Report on Form 8-K dated March 11, 1998, File No. 1-11915).

(d)(5) Amendment No. 1 to the Rights Agreement, dated as of September 20, 2000 (incorporated by reference to Sunburst's Form 8-A/A filed November 6,
         2000).

(f) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex B of the proxy statement).

(g)      Not applicable.

________________________

* Previously filed.